SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                December 30, 2002

                     Cambridge Antibody Technology Group PLC
                 (Translation of Registrant's Name Into English)

          The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F ____X____                Form 40-F ________


     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

               Yes _________              No _____X____


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________

                                  EXHIBIT INDEX

         This filing contains the following exhibits.


Exhibit                     Description
-------                     -----------

99.1 Notification to London Stock Exchange regarding major interests in the registrant's shares.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: 30 December 2002             Cambridge Antibody Technology Group PLC

                                     By:  /s/ Diane Mellett
                                         -------------------------------
                                     Name:  Diane Mellett
                                     Title: General Counsel